                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2005

                          Commission File Number 1-4620
                                                 ------

                      Crystallex International Corporation
                      ------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
        ----------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ ] Form 40-F [ x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[Crystallex
 International Corporation LOGO]
1

For Immediate Release

                                                                 August 31, 2005
                                                                      RM: 9 - 05

            CRYSTALLEX REVISES RESERVES & RESOURCES AT LAS CRISTINAS,
                       AND UPDATES 2003 FEASIBILITY STUDY

TORONTO, ONTARIO, August 31, 2005 - CRYSTALLEX INTERNATIONAL CORPORATION (TSX:
KRY) (Amex: KRY) announced today that Mine Development Associates, ("MDA") of Reno, Nevada has updated the reserve and resource estimates and mine plan for the Las Cristinas gold project located in Bolivar State, Venezuela. In addition, SNC Lavalin Engineers and Constructors ("SNCL") has completed a comprehensive update to the September 2003 Las Cristinas Feasibility Study (the "Development Plan 2005"). All dollar figures are in US Dollars unless otherwise indicated.

The updates are summarized below:

      o Measured and Indicated Resources are estimated at 17.7 million ounces of gold (500.7 million tonnes grading 1.1g/t gold). This is 9% more than the November 2004 estimate of 16.2 million ounces (462 million tonnes grading 1.09g/t gold).

      o Proven and Probable reserves are estimated at 12.5 million ounces of gold (294.8 million tonnes grading 1.32g/t gold with a strip ratio of 1.57:1 at $350 gold). This is 2% less than the November 2004 estimate of 12.8 million ounces (333 million tonnes grading 1.20g/t gold with a strip ratio of 1.43:1 at $350 gold) owing to higher operating costs as a result of global commodity price increases.

      o Capital costs are forecast to be $293.0 million, up 10% from the August 2004 Control Budget of $265.5 million. Major changes are $12.3 million in permit delay costs and $7.7 million in escalation charges and higher than expected concrete and aggregate costs. Bids have now been received on over 90% of contracts and purchase orders.

      o Gold production is estimated to average 304,000 ounces per year for the first five years at an average total cash cost of $154 per ounce, and 270,000 ounces per year at $221 per ounce over the 41 year mine life. Previous estimates produced an average total cash cost of $125 per ounce for the first five years, and $206 per ounce over the life of the mine.

 The updated estimates incorporate several factors, including:

      o A 14-hole, 5,551m drill program that was completed by Crystallex in 2005 and press released on June 22nd, 2005, resulted in an increase in reserves. Further drilling is planned for late 2005 and 2006.

      o As noted above, the reserve increase from 2005 drilling was slightly more than offset by the effect of increased operating cost estimates due, in part, to a global demand-driven increase in commodity prices. Estimates for operating costs increased from $6.46/tonne of ore to $7.66/tonne of ore, largely due to the jump in the costs for cyanide, steel and labor. As a result of this updated operating cost, MDA calculated revised reserves resulting from the consequent change in cut-off grades.

      o Operating cost estimates were not significantly affected by the near-global climb in energy costs, a reflection of Venezuela's extremely low, stable prices for fuel and electricity.

Todd Bruce, President and CEO of Crystallex commented, "I am particularly pleased with the positive results of the 2005 drilling program which exceeded our initial expectations. I would also note that of the $27.5 million increase in capital expenditure projected for the Las Cristinas project, $19.8 million resulted from overhead costs and inflation incurred due to the permit delay. The residual $7.7 million of capital cost growth due to general cost pressures being experienced by the mining industry represents only 2.9% of the 2004 Control Budget estimate of $265.5 million. Given experiences of capital cost increases in the mining industry of late, this 2.9% increase reflects the outstanding job being done by both the Crystallex project team led by Ken Thomas and the SNCL team on the Las Cristinas project."

Mr. Bruce continued, "Another important result of the recent drill program concerns geotechnical and design factors for the Las Cristinas project. In the 2003 Feasibility Study, the south wall of the Conductora pit was designed with a shallow pit slope owing to the suspected presence of a low-angle fault. However, the 5 southernmost holes in the 2005 drill program, a further 3 holes from the 2004 program and a geotechnical hole drilled in 2004, all of which should have intersected the fault, reveal no evidence of the structure. As a result of an independent review of the core by SNCL, the slope of the southern pit wall has been increased, which has the positive economic effect of reducing the amount of waste material to be mined in that area by 30 million tonnes."

"In addition, the southernmost boreholes intersected an intrusive stock which accounts for the previously unexplained abrupt cut-off in grade on the southern margin of the main Las Cristinas deposit, i.e. on the southern edge of the Conductora zone. This intrusive, which is essentially barren of economically exploitable mineralization, has created a gap in mineralization between the Conductora deposit and the southern boundary of the property. Prior to the identification of this effectively barren intrusive, it had been assumed that the Conductora deposit represented a continuous zone of mineralization running to the southern boundary of the property. The existence of this intrusive allows the development of the diversion channel without concern for sterilization of mineralization."

Mr. Bruce also commented on the environmental permitting for Las Cristinas stating, "The Las Cristinas project has the published support of the National Assembly, the senior Ministers involved in the permitting process and the senior levels of State and Municipal government. We continue in what we are advised is the final stage of a rational and thorough permitting process. We are committed to moving the process to a conclusion and are well positioned to launch the construction phase of the project as soon as the permit is issued."

LAS CRISTINAS RESERVES

The Las Cristinas Reserves were developed from Measured and Indicated Resources by establishing the ultimate economic pit limits using pit optimization software. The economic calculations were based on a gold price of US$350 per ounce and variable cutoff grades of between 0.40 and 0.90 grams of gold per tonne (g/t), depending upon material type. The reserves are contained in two separate areas: Conductora - Cuatro Muertos (CO/CM) and Mesones - Sofia (MS/SO). The CO/CM pit is the larger of the two and will reach a depth of 395 metres below surface with an average strip ratio of 1.57 to 1.

In-pit reserves, estimated in accordance with CIM Standards and National Instrument 43-101, are as follows:

-------------------------------------------------------------------------------------------------------------
                                           LAS CRISTINAS RESERVES
-------------------------------------------------------------------------------------------------------------
                                                                     GRADE                          STRIP
   DEPOSIT                CATEGORY                  TONNES          (AU G/T)        OUNCES          RATIO
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
CO/CM           Proven                                40,681,000          1.41        1,840,000       1.55:1
--------------- ----------------------------- ------------------- ------------- ----------------
                Probable                             235,660,000          1.30        9,881,000
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
MS/SO           Probable                              18,489,000          1.27          754,000       1.80:1
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
 Total          Proven                                40,681,000          1.41        1,840,000       1.57:1
--------------- ----------------------------- ------------------- ------------- ----------------
                Probable                             254,149,000          1.30       10,635,000
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
TOTAL           PROVEN & PROBABLE                   294,830 ,000          1.32       12,475,000       1.57:1
--------------- ----------------------------- ------------------- ------------- ---------------- ------------

LAS CRISTINAS RESOURCES

The resource estimate was completed using the same procedures as were used to define the 2003 and 2004 resource estimates. For explanations of methodologies and resource descriptions and discussions, which remain valid for this estimate, refer to the 43-101 Technical Report filed on April 30th, 2003 on SEDAR. Crystallex expects to continue further exploration drilling in the vicinity of the Conductora - Cuatro Muertos zone in the latter part of 2005 and early 2006.

-------------------------------------------------------------------------------------------------------------
                                          LAS CRISTINAS RESOURCES
-------------------------------------------------------------------------------------------------------------
  DEPOSIT             MEASURED                        INDICATED                  MEASURED AND INDICATED

------------ ----------- ----- ---------- - ------------ ----- ----------- - ------------ ----- -------------
                         G/T                             G/T                              G/T
               TONNES           OUNCES        TONNES             OUNCES        TONNES              OUNCES
                          AU                              AU                               AU
------------ ----------- ----- ---------- - ------------ ----- ----------- - ------------ ----- -------------
CO/CM        56,619,000  1.21  2,208,000    397,028,000  1.1   13,990,000    453,647,000  1.11    16,198,000
------------ ----------- ----- ---------- - ------------ ----- ----------- - ------------ ----- -------------
MS/SO         9,405,000  1.20    364,000     37,605,000  0.91   1,099,000     47,010,000  0.97     1,463,000
------------ ----------- ----- ---------- - ------------ ----- ----------- - ------------ ----- -------------
TOTAL        66,024,000  1.21  2,572,000    434,633,000  1.08  15,089,000    500,657,000  1.1     17,661,000
------------ ----------- ----- ---------- - ------------ ----- ----------- - ------------ ----- -------------


In addition to the Measured and Indicated Resources detailed above which increased by 9%, an Inferred Resource of 4.537 million ounces (163.1 million tonnes at a grade of 0.9g/t gold) has been calculated for Las Cristinas.

The revised reserve and resource estimate was prepared in conformity with the requirements set out in National Instrument 43-101 by MDA under the direction of Steven Ristorcelli, P. Geo., and Scott Hardy, P. Eng., both independent qualified persons for the purposes of National Instrument 43-101, with geologic input from Dr Richard Spencer, P. Geo., Crystallex's Vice President Exploration, assisted by Dr. Luca Riccio, P. Geo., consultant to Crystallex, both of whom are qualified persons for the purposes of National Instrument 43-101. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling are reasonably assumed, but not verified.

Drilling of the 14-hole program at Las Cristinas was carried out by Major Drilling of Moncton, New Brunswick, under the direction of Dr. Richard Spencer P.Geo a qualified person for the purposes of National Instrument 43-101. Dr Luca Riccio, P.Geo, consultant to Crystallex, a qualified person for the purposes of National Instrument 43-101, reviewed the assay results and the content of this press release. All bore holes were inclined due east at angles that range from 65 to 78 degrees from the horizontal. Assays were conducted on 1/2 NQ core sampled at continuous 1 metre intervals. In-house standards were inserted every 20 samples, and assay blanks every 50 samples. Duplicate assays were carried out, on average, on every 12th sample. Core samples as well as standards, blanks and coarse rejects for quality control, were prepared at Societe Generale de Surveillance's ("SGS") sample preparation laboratory in Tumeremo, Venezuela, and subsequently assayed at SGS's analytical laboratory in Lakefield, Ontario.

LAS CRISTINAS DEVELOPMENT PLAN 2005

Several significant changes to the design and development of Las Cristinas have been made during the Engineering, Procurement and Construction Management ("EPCM") phase. As a result, SNCL was engaged to update the September 2003 Feasibility Study, referred to as the Development Plan 2005, to reflect current plans for the development of Las Cristinas and to include a review and update of capital and operating cost estimates. A copy of the Development Plan 2005 will be filed on Edgar and SEDAR shortly.

The principal changes include:

      o Design of the tailings management facility, foundations and waste dumps following an extensive field investigation program;

      o Switching from contractor to owner-operated mining of the saprolite ore;

      o Reserve and resource estimates following drill programs in 2004 and 2005 and changes to the project schedule as a result of permitting delays;

      o Updated capital cost forecast as a result of substantial award of both purchase orders for equipment and contracts for construction; and

      o     Updated operating costs as a result of an extensive review.

As noted, the plan also includes an update of capital costs following substantial progress on the award of both purchase orders for equipment and contracts for construction. Operating costs were also subject to an extensive review.

The revised capital cost forecast is $293 million, an increase of approximately 10%, or $27 million, from the $266 million June 2004 Control Budget estimate announced in August 2004. Included in the $293 million is an allowance of $19 million for growth and contingency. The Company has a high degree of confidence in the capital estimate, with bids received on over 90% of contracts and purchase orders. At the end of July 2005, commitments under awarded contracts and purchase orders totaled $150 million.

The capital estimate is exclusive of Value Added Tax ("VAT"). Venezuelan law allows for the discretionary granting of exoneration of VAT on goods and services related to the construction and development of mining projects. Crystallex has applied for an exoneration of VAT during the construction phase of Las Cristinas.

The $27 million increase in the capital cost forecast is primarily attributable to increases in the cost of aggregate (crushed stone) and concrete, costs associated with delays in receiving the environmental permit, and inflation. The cost of aggregate increased because of an insufficient supply of suitable material at Las Cristinas. Consequently, some of the aggregate requirement is being met by trucking waste material from the Company's operations near El Callao. The revised estimate better reflects current local market conditions for concrete in Venezuela.

Operating cost estimates have also increased, attributable, in part, to a general worldwide increase in commodity prices. The average total cash operating costs (including royalties) are now estimated at $221 per ounce over the life of the mine and $154 per ounce during the first five years as compared with $206 per ounce for the life of mine and $125 per ounce during the first five years in the June 2004 Control Budget estimate.

Operating costs on a per tonne ore milled basis are presented below:

--------------------------- -------------------------------- -------------------------------- -------------------------------
US$/TONNE ORE                            2003                             2004                             2005
                                   FEASIBILITY STUDY                 CONTROL BUDGET                  DEVELOPMENT PLAN
--------------------------- -------------------------------- -------------------------------- -------------------------------
Mining                                   $2.94                            $2.70                           $2.68
--------------------------- -------------------------------- -------------------------------- -------------------------------
Processing                               $3.38                            $3.38                           $4.45
--------------------------- -------------------------------- -------------------------------- -------------------------------
G&A                                      $0.38                            $0.38                           $0.53
                                         -----                            -----                           -----
--------------------------- -------------------------------- -------------------------------- -------------------------------
TOTAL                                    $6.70                            $6.46                           $7.66
--------------------------- -------------------------------- -------------------------------- -------------------------------

Operating costs are now estimated to be $7.66 per tonne of ore for the life of the project, an increase of $1.20 per tonne since the June 2004 Control Budget. The cost increase is attributable to two key areas, namely, mill operating supplies (accounting for about 60% or $0.68/tonne of the increase) and labor (accounting for about 31% or $0.34/tonne of the increase). The majority of the increase in mill operating supplies is related to inflation of commodity prices globally, and in particular increases in the prices of sodium cyanide and steel grinding media for use in the SAG and ball mills. Crystallex also undertook an extensive review of labor rates and manpower levels. The outcome was an increase in labor rates for both national and expatriate employees.

The updated construction schedule below is based on Crystallex receiving the Permit to Impact Natural Resources in the third quarter of 2005.

-------------------------------------- -------------------- ------------------- ------------------- --------------------
                                              2004                 2005                2006                 2007
-------------------------------------- -------------------- ------------------- ------------------- --------------------
                                       Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4   Q1    Q2   Q3   Q4
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----
DETAIL ENGINEERING                          |_|  |_|  |_|  |_|
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----
PROCUREMENT                                 |_|  |_|  |_|  |_|  |_|  |_|
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----
SITE PREPARATION & BUILDINGS                     |_|  |_|  |_|  |_|  |_|  |_|  |_|  |_|  |_|  |_|
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----
ROADS                                                                     |_|  |_|  |_|  |_|
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----
MINE DEVELOPMENT                                                               |_|  |_|  |_|  |_|
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----
PROCESS PLANT                                                             |_|  |_|  |_|  |_|  |_|
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----
TAILINGS MANAGEMENT FACILITY                                              |_|  |_|  |_|  |_|  |_|
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----
ELECTRICAL / POWER                                                        |_|  |_|  |_|  |_|
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----
COMMISSIONING                                                                            |_|  |_|  |_|
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----
COMMERCIAL PRODUCTION                                                                              |X|
-------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----- ---- ---- ----

ABOUT CRYSTALLEX

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the first quarter of 2007 at an initial annualized rate of approximately 300,000 ounces. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or
                           Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide
7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

NOTE TO U.S. INVESTORS: While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Crystallex International Corporation
                                          ------------------------------------
                                                      (Registrant)

Date August 31, 2005                             By: /s/ Daniel R. Ross
     ---------------                                 ------------------

                                                      (Signature)*

Daniel R. Ross, Executive Vice President and
Corporate Counsel

* Print the name and title of the signing officer under his signature.